Filed by Scient Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-6 under the
                                                Securities Exchange Act of 1934

                                         Subject Company: iXL Enterprises, Inc.
                                                  Commission File No. 000-26167

                                                         Date: October 22, 2001

The following press release was issued by Scient Corporation.

INVESTOR RELATIONS:                                  MEDIA RELATIONS:
Theresa A. Matacia, CFA                              Katie McManus
415/602-6833                                         917/534-8200
tmatacia@scient.com                                  kmcmanus@scient.com



                    SCIENT REPORTS SEPTEMBER QUARTER RESULTS

NEW YORK, NY, October 22, 2001 - Scient Corp. (NASDAQ: SCNT), The eBusiness Innovator(TM), today reported financial results for its second fiscal quarter ended September 30, 2001.

         As a result of continued weakness in the market environment, revenues for the second fiscal quarter totaled $11.6 million compared to $102.0 million in the same period a year ago, and up 3% versus the June 2001 quarter.

         On a pro-forma basis, Scient reported a pro forma net loss of $19.1 million (before restructuring charges, merger-related costs, and excluding amortization of intangible assets and stock compensation charges), and a net loss per diluted share of $0.26 for the September 2001 quarter. This compares to a pro forma net loss of $14.8 million, or a net loss per diluted share of $0.20, in the June quarter, and pro forma net income of $5.7 million, or a net gain of $0.07 per diluted share in the same period a year ago. Scient recorded pretax restructuring and merger-related charges of $5.2 million in the September quarter.

         Scient ended the September quarter with 331 total colleagues compared to 510 at June 30, 2001. Of the decline, approximately 155 positions were related to the restructuring initiatives that were announced in April 2001 as well as the continued restructuring of our business.

         Scient ended the quarter with $88 million in cash and cash equivalents. This represents a decline of $27 million from the June 30th total of $115 million and is slightly better than anticipated levels at the beginning of the quarter.

         Commenting on the Scient's performance in the September quarter, Bob Howe, Chairman and CEO of Scient stated, "The overall market environment remains challenging, particularly given the events of September 11th. While many technology software and services companies have reported a marked slowdown in business following the terrorist attacks, we did not experience the same trends in our business. Following September 11th, our pipeline remained stable, we did lose several billing days and our employee productivity was affected. However, with the exception of the capital markets sector in New York, we have been able to recover from the impact felt in the quarter."

         On a more positive note, Mr. Howe noted, "Although the demand is still soft, we do believe the environment may be stabilizing for us. We are successfully cultivating new relationships and have garnered additional follow on work from existing clients. In addition, we are excited about our pending merger with IXL Enterprises and believe the business, financial, and management synergies we discussed at the outset of our merger agreement can be realized."

Fiscal Q2 Operational Highlights

o    Served 22 clients, including 6 new clients:

     > All clients served were enterprise- or enterprise-backed clients across global business units

     >    3 international clients

o Scient's top five clients accounted for 55% of revenue in the quarter compared to 49% in the June quarter. Scient had four clients that each accounted for greater than 10% of revenue in the quarter.

o Ongoing relationships with global enterprise clients including AXA, Boots, BP Amoco, Credit Agricole, Fairchild Semiconductor, Genzyme, J.P. Morgan Chase, McNeil Consumer Healthcare, Morgan Stanley, Royal & Sun Alliance, Societe Generale, Sun Microsystems, and UBS Warburg.

         Scient will be holding a conference call to discuss September quarter results today, October 22nd, at 4:30 p.m. (EDT)/1:30 p.m. (PDT). Access to the call is as follows:

United States:             (800) 289-0436; Passcode:  631639
Outside United States:     (913) 981-5507; Passcode:  631639

         A replay of the October 22nd call will be available through October 29, 2001. Access to the replay is as follows:

United States:             (888) 203-1112; Passcode:  631639
Outside United States:     (719) 457-0820; Passcode:  631639

About Scient(R): Scient delivers real results for clients, using extensive eBusiness experience to reduce cost and create new revenue opportunities, based on:

         eBusiness Focus: From the start, Scient's only business has been eBusiness, allowing Scient to gain unequaled know-how, from strategy development through implementation;

         Industry Expertise: Scient's extensive industry-specific experience in identifying and delivering eBusiness initiatives with high impact; and

         Proven Approach: Scient's dynamic integration of strategy, customer experience and technology that drives powerful and differentiated results, faster.

Since 1998, Scient has completed projects for 165 clients, from Global 2000 businesses to start-ups. Headquartered in New York, Scient has offices in London and in key regions throughout the United States. For more information, please go to www.scient.com or call 917-534-8200.


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements in this press release constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements include but are not limited to statements regarding our expectations regarding the future success of the business, future profitability, break-even point, margins, cash position, restructuring charges, and other operating and financial results, the scope, nature and timing of Scient's expected restructuring activities and the anticipated impact of those activities, statements regarding the proposed merger between Scient and iXL Enterprises and the expected outcome thereof, and the success of our strategy and corresponding client demand for our services. These statements are only projections. Actual events or results may differ materially. Factors that could cause or contribute to such differences include but are not limited to, the timing and size of client demand for Scient's services; the potential loss of or delay by major clients; Scient's ability to hire, train and retain the appropriately skilled and qualified personnel; Scient's ability to attract and retain new clients; Scient's ability to develop successful relationships with partners and other third parties; our ability to accurately price our projects and to meet client expectations; our ability to manage and expand international operations; our ability to predict and offer responsive services to meet market demand; the highly competitive market in which we operate; the efficiency and success of our accounts receivable efforts; the accuracy of our internal reporting and management systems; our reliance on a limited number of clients and our lack of long-term contracts; assuming the completion of the merger, that the business, financial and management synergies will not be realized; and the development and sustainability of a market for Scient's services. This list should not be considered inclusive of all risk factors. In evaluating these statements, you should specifically consider various factors, including the risks factors listed in our Form 10-K for the period ended March 31, 2001, 10-Q for the period ended June 30, 2001 and the Registration Statement, Form S-4, for India-Sierra Holdings, Inc (to be renamed Scient, Inc. upon completion of the merger) filed with the Securities and Exchange Commission. These factors may cause our actual results to differ materially from any forward-looking statement.

ADDITIONAL INFORMATION

In connection with these transactions, India-Sierra Holdings, Inc., together with iXL Enterprises and Scient Corporation, filed a registration statement on Form S-4 which was declared effective on October 11, 2001, a definitive joint proxy statement/prospectus and other relevant documents with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the definitive joint proxy statement/prospectus carefully and in its entirety and any other relevant documents filed with the SEC because they contain important information. You can obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you can obtain documents filed with the SEC by iXL Enterprises free of charge by requesting them in writing from iXL Enterprises, 1600 Peachtree St., NW, Atlanta, GA 30309,
Attention: Jill A. Gilmer, or by telephone at 404-279-1000. You can obtain documents filed with the SEC by Scient Corporation free of charge by requesting them in writing from Scient Corporation, 860 Broadway, New York, NY 10003,
Attention: Michael Hand, or by telephone at 917-534-8200.

iXL Enterprises and Scient Corporation, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of iXL Enterprises and Scient Corporation in connection with the mergers. Information about the directors and executive officers of iXL Enterprises and their ownership of iXL Enterprises stock is set forth in the proxy statement for iXL Enterprises' 2000 annual meeting of stockholders. Information about the directors and executive officers of Scient Corporation and their ownership of Scient Corporation stock is set forth in the proxy statement for Scient Corporation's 2001 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available. Investors are urged to read the definitive joint proxy statement/prospectus carefully and in its entirety before making any voting or investment decisions.
                                       #

                              SCIENT CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                   (in thousands, except per share amounts)

                                                            Three Months Ended
                                                               September 30,
                                                            ------------------
                                                             2001        2000
                                                            ------      ------
                                                               (unaudited)

Revenues                                                   $ 11,610    $ 102,005

Operating expenses
   Professional services                                     15,315       45,832
   Selling, general and administrative                       16,409       49,000
   Restructuring Costs                                        3,190            -
   Merger                                                     2,000            -
   Amortization of intangible assets                              -        1,167
   Stock compensation                                         1,093        2,741
                                                           --------    ---------
Total operating expenses                                     38,006       98,740
                                                           --------    ---------
Income (loss) from operations                               (26,397)       3,265

Interest and other income, net                                1,015        2,379
                                                           --------    ---------
Income/(loss) before income taxes                           (25,382)       5,644
                                                           --------    ---------
Provision for income taxes                                        -        2,258

Net income/(loss)                                          $(25,382)   $   3,386
                                                           ========    =========

Net income/(loss) per share:
   Basic                                                   $  (0.35)   $    0.05
   Diluted                                                 $  (0.35)   $    0.04

Weighted average common shares:
   Basic                                                     72,590       65,664
   Diluted                                                   72,590       80,766

Pro forma information: (unaudited)
   Pro forma net income/(loss) (a)                         $(19,099)   $   5,731
   Pro forma net income/(loss) per diluted share (a)       $  (0.26)   $    0.07

   Shares used in computing pro forma net
      income/(loss) per diluted share                        73,846       80,766

(a) Excludes stock compensation, amortization of intangible assets, restructuring costs, and includes pro forma tax expense of 40% for the quarter ended September 30, 2000

                               SCIENT CORPORATION
                     CONDENSED CONSOLIDATED BALANCE SHEET
                                (in thousands)

                                    ASSETS

                                                  September 30,    March 31,
                                                      2001            2001
                                                  -------------   -------------
                                                   (unaudited)

Current assets
     Cash and cash equivalents                    $    32,360     $   93,601
     Restricted Cash                                   37,341              -
     Short-term investments                            18,171         67,472
     Accounts receivable, net                          12,317         27,139
     Prepaid expenses and other                         5,888         18,203
                                                  -----------     ----------
       Total current assets                           106,077        206,415

Property and equipment, net                             9,032          8,278
Intangibles, net                                            -          9,351
                                                  -----------     ----------
                                                  $   115,108     $  224,044
                                                  ===========     ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
     Accounts payable                                   1,213          6,357
     Accrued compensation and benefits                 12,308         15,047
     Accrued other expenses                            48,464         57,324
     Deferred revenue                                       -            105
     Capital lease obligations, current                 3,328          3,892
                                                  -----------     ----------
        Total current liabilities                      65,313         82,725

     Capital lease obligations, long-term               1,285          2,614
                                                  -----------     ----------
                                                  $    66,598     $   85,339
                                                  -----------     ----------
Stockholders' equity
     Common stock                                           7              7
     Additional paid-in capital                       311,878        313,866
     Unearned compensation                             (2,840)        (6,321)
     Accumulated deficit                             (260,535)      (168,847)
                                                  -----------     ----------
       Total stockholders' equity                      48,510        138,705
                                                  -----------     ----------
                                                  $   115,108     $  224,044
                                                  ===========     ==========



See notes to interim condensed consolidated financial statements.